Exhibit 99.1

Thomson Reuters Announces Pricing of US$1.5 Billion Note Offering

NEW YORK, November 14, 2013 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the pricing of its offering of US$1.5 billion of debt securities, which consists of US$550 million principal amount of 1.30% notes due 2017, US$600 million principal amount of 4.30% notes due 2023 and US$350 million principal amount of 5.65% notes due 2043. The offering is expected to close on November 21, 2013, subject to customary closing conditions. Thomson Reuters plans to use the net proceeds of this offering to redeem all of its US$800 million principal amount of 5.70% notes due in October 2014, as previously announced earlier today, and for general corporate purposes including, without limitation, to finance share repurchases.

Barclays Capital Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the joint book-running managers for the offering.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction in which such offer, solicitation or sale is unlawful. The notes are being offered in the United States pursuant to a registration statement on Form F-10 that was previously declared effective by the U.S. Securities and Exchange Commission (SEC). The public offering of these securities in the United States will be made only by means of the prospectus supplement and an accompanying base shelf prospectus. The prospectus supplement and accompanying base shelf prospectus may be obtained for free at the SEC’s website at www.sec.gov or at the Canadian Securities Administrators’ website at www.sedar.com. Alternatively, a copy of the prospectus supplement and accompanying base shelf prospectus may be obtained, when available, from Barclays Capital Inc. (phone: +1 888.603.5847; c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717); Goldman, Sachs & Co. (phone: +1 866.471.2526; 200 West Street, New York, NY 10282); J.P. Morgan Securities LLC (phone: +1 212.834.4533; 383 Madison Avenue, New York, NY 10179); or Merrill Lynch, Pierce, Fenner & Smith Incorporated (+ 1 800.294.1322; 222 Broadway, 11th Floor, New York, New York 10038, Attention: Prospectus Department).

The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

Thomson Reuters Announces Pricing of US$1.5 Billion Note Offering

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this news release are forward-looking, including Thomson Reuters expectations about the proposed offering, including the timing thereof. There can be no assurance that the offering will be completed. These forward-looking statements are based on certain assumptions and reflect current expectations, including Thomson Reuters intended use of proceeds of the offering. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA	INVESTORS
David Girardin	Frank J. Golden
Corporate Affairs	Senior Vice President, Investor Relations
+1 646 223 4870	+1 646 223 5288
david.girardin@thomsonreuters.com	frank.golden@thomsonreuters.com